# an important message for all ADP stockholders

*Your Board of Directors Seeks Your Support at the*
*Annual Meeting of Stockholders on November 7, 2017*

 *Vote **FOR** ADP's 10 Highly Qualified Directors*
*on the **WHITE** Proxy Card Today.*

For more information, visit VoteADP.com



A more human resource.℠


## Driving Superior Results

ADP's Annual Meeting of Stockholders will be held on November 7, 2017, and you will face a key decision that will shape the future direction of the Company. As you may know, Pershing Square Capital Management, which holds approximately 2% of the Company's common stock, has nominated three candidates for election to the ADP Board. As an ADP stockholder, we urge you to support ADP's consistently strong track record of financial performance, stockholder value creation, and best-in-class corporate governance with a vote for ADP's 10 director nominees. Don't support the extreme, swing-for-the-fences proposals of Pershing Square and its unqualified nominees, which could do serious harm to ADP's business.

Your Board recently met with Pershing Square and engaged in an in-depth discussion about its views of ADP's business. Your Board is concerned that the rapid and counter-productive changes Pershing Square is proposing could damage our client relationships and disrupt mission-critical technologies, putting the value of your investment in ADP at significant risk.

*Protect the value of your investment by voting the **WHITE** proxy card today. We urge you to DISCARD all GOLD proxy cards sent to you by Pershing Square. If you have already returned a GOLD proxy card, you can change your vote by signing, dating and returning a **WHITE** proxy card. Only your latest dated proxy card will be counted.*

### Strong Performance and Market Leading Position

| | | |
|---|---|---|
| **7** <br> PERCENT <br> Compound annual revenue growth rate (FY11-FY17) | **+580** <br> BASIS POINTS <br> Margin improvement in core operations (FY11-FY17) | **$1.85** <br> TRILLION <br> Moved annually on behalf of ADP clients and their clients' employees |
| **~700** <br> THOUSAND <br> Total clients worldwide | **14** <br> MILLION <br> International workers receive an ADP-processed paycheck | **26** <br> MILLION <br> U.S. workers receive an ADP-processed paycheck |


ADP's Total Shareholder Return (TSR) has consistently outperformed the market. Since your Board appointed Carlos Rodriguez as CEO nearly six years ago, ADP has generated TSR of 203%, compared to the S&P 500 at 128% and our human capital management (HCM) peer companies at 153%. ADP also has outperformed the S&P 500 over one-, three-, five-, and 10-year periods.



**Delivering Superior Total Shareholder Returns**
TSR Since 11/9/11

| | |
|---|---|
| ADP[1,2] | 203% |
| HCM-Related Players[3,4] | 153% |
| S&P 500 Index[4] | 128% |

ADP has successfully executed on its strategy, enabling the Company to return significant cash to shareholders.



**Total Cash Returned to Shareholders**
FY11-FY17 (Cumulative)

| | |
|---|---|
| Share Repurchases | $6.0B |
| Dividends | $5.3B |
| Return of Cash | $11.3B |

Sources: Bloomberg, Capital IQ. [1]Assumes ADP's 7/27/17 intraday price of $111.65 as of 12:00PM, which is the assumed ADP "unaffected" price; assumes shareholders have held their CDK shares since it was spun off from ADP on October 1, 2014 and all ADP and CDK dividends have been reinvested on the ex-dividend date. [2]Market data as of close on 7/26/17 results in 175% TSR (excludes CDK reinvestment). [3]ADP does not have a direct competitor set. The peer set of HCM-Related Players reflects the broadest set of firms that either solely or partially compete in the HCM landscape ranging from early stage companies with narrow product sets to large cap software companies; market capitalization weighted: Benefitfocus; Cornerstone OnDemand; IBM; Insperity; Intuit; Microsoft; Oracle; Paychex; Paycom; Paylocity; SAP; The Sage Group; TriNet; Ultimate; Workday [4]Market data as of close on 7/26/17.



## ADP's Board: The Right Balance of Leadership to Deliver Superior, Sustainable Stockholder Value

Your Board has the right balance of leadership continuity and fresh perspectives, as well as technology, operational and financial expertise, to oversee our strategy and maintain our strong track record of sustainable stockholder value creation.

✓ **Commitment to mix of continuity and fresh perspectives**

- ✓ 10 Director Board with 4 new Directors since 2014
- ✓ Average independent Director tenure of 6.8 years (as of our 2017 Annual Meeting), compared to an S&P 500 average of 8.3 years
- ✓ Deliberate efforts to thoughtfully refresh the Board to meet evolving challenges

✓ **The right set of skills and experience to set ADP's corporate strategy**

- ✓ 7 of 10 Directors are current or former CEOs, CFOs, or COOs of major public companies
- ✓ Leaders with significant technology experience, which is essential to the success of our strategy to drive superior, sustainable stockholder value

✓ **Independent mindset and focus on accountability to shareholders**

- ✓ 9 of 10 Directors are independent
- ✓ All Board Committees are composed of independent Directors
- ✓ Proactively engaged in shareholder outreach



Vote the **WHITE** proxy card to support ADP's 10 highly qualified directors



# Pershing Square's Nominees: Less Qualified Candidates With Poor Track Records

ADP's Nominating/Corporate Governance Committee conducted a thorough review of each of Pershing Square's nominees, including conducting interviews with each candidate and reviewing their background and past experiences. Your Board determined that none of the Pershing Square nominees would bring additive skills or experience to ADP.

## ✖ Bill Ackman

- ✖ Director at Valeant—stock plummeted when company's accounting practices were questioned—resigned and sold entire position for $3 billion loss
- ✖ Director at J.C. Penney—resigned and sold entire position after stock declined materially while on the board
- ✖ Target—ran proxy fight for majority of the board and lost
- ✖ Borders—company declared bankruptcy and Pershing Square incurred losses

## ✖ Veronica M. Hagen

- ✖ Director at Covanta Energy from 2001-2004—omitted from bios in various SEC filings over the past 10 years and in 2002 Covanta filed for bankruptcy
- ✖ Director at The Southern Company—SEC investigation for potentially deceptive financial reporting
- ✖ Chair of Compensation Committee at Newmont—approved controversial excessive CEO compensation plan

## ✖ V. Paul Unruh

- ✖ Director at privately-held Bechtel Enterprises for 25 years—resigned during a "financial crisis" at the company
- ✖ Director of Symantec Corp.—Chairman of the Audit Committee during ongoing shareholder litigation

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*Pershing Square and its director nominees have demonstrated a limited understanding of ADP, lack of relevant experience in technology or Human Capital Management, and have each presided over disastrous outcomes as directors.*

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## ADP's Strategy to Create Shareholder Value

*Our strategy is to enhance our position as the world's leading provider of HCM solutions*

Your Board and leadership team are thoughtfully transforming our organization and culture to compete effectively and drive global growth in the evolving HCM market.

Our strategy is focused on large, growing markets where we have a strong competitive advantage, and is supported by future trends that will continue to drive market growth and ADP differentiation.

We are making meaningful investments in technology, distribution, talent and service to execute on that strategy, transform ADP and position us for long term growth.

Successful execution of ADP's strategy is critical to delivering on our goals through FY2020.

### Strategy

**1** Grow a complete suite of cloud-based HCM Solutions

**2** Invest to grow & scale our market leading Human Resources Business Processing Outsourcing Solutions by leveraging our platforms & processes

**3** Leverage our global presence to offer clients HCM Solutions wherever they do business

### Goals Through FY2020



Product and Technology Innovation



Extending World Class Distribution



Enhancing Service Delivery Capabilities



Strengthening Talent and Performance Culture


# Your Vote is Important

## No Matter How Many or How Few Shares You Own



### VOTE the WHITE proxy card today.

*Support your strong board members by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided. You can also vote by phone or online.*



### DISCARD the GOLD proxy card from Pershing Square.

*Voting the GOLD proxy card, even if you "withhold" on Pershing Square's nominees, will revoke any vote you had previously submitted on ADP's WHITE proxy card.*

If you have questions, or need assistance in voting your shares, please contact:

**INNISFREE M&A INCORPORATED**
Shareholders Call Toll-Free: (877) 750-0510
Banks and Brokers Call Collect: (212) 750-5833

## SAFE HARBOR STATEMENT

This document and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could," "is designed to" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and depend upon or refer to future events or conditions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements or that could contribute to such difference include: ADP's success in obtaining and retaining clients, and selling additional services to clients; the pricing of products and services; compliance with existing or new legislation or regulations; changes in, or interpretations of, existing legislation or regulations; overall market, political and economic conditions, including interest rate and foreign currency trends; competitive conditions; our ability to maintain our current credit ratings and the impact on our funding costs and profitability; security or privacy breaches, fraudulent acts, and system interruptions and failures; employment and wage levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. These risks and uncertainties, along with the risk factors discussed under "Item 1A. - Risk Factors" in our Annual Report on Form 10-K should be considered in evaluating any forward-looking statements contained herein.

## ADDITIONAL INFORMATION

ADP, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in connection with the matters to be considered at the Company's 2017 Annual Meeting. The Company has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the "SEC") in connection with any such solicitation of proxies from Company shareholders. COMPANY SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement and other materials to be filed with the SEC. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC for no charge at the SEC's website at www.sec.gov. The proxy statement and other relevant documents filed by ADP with the SEC are also available, without charge, by directing a request to ADP's proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022; call toll-free:(877) 750-0510 or call collect: (212) 750-5833.Copies will also be available at no charge at the Company's website at www.adp.com.



A more human resource.™